Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
The Board of Directors Goldcorp Inc.
We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Goldcorp Inc. Amended and Restated 2005 Stock Option Plan of our reports, dated February 24, 2011, relating to the consolidated financial statements of Goldcorp Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Canadian Institute of Chartered Accountants Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests, effective January 1, 2010) and the effectiveness of Goldcorp Inc.’s internal control over financial reporting which reports appear in the Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2010.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
May 19, 2011